CONFIDENTIAL	February 5, 2016

Paul Dudek, Esq., Chief Office of International Corporate Finance Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dear Mr. Dudek:

On behalf of our client, Toyota Motor Corporation (the “Company”), a company incorporated under the laws of Japan, we are submitting the Company’s Registration Statement on Form F-4 (the “Registration Statement”) relating to its statutory share exchange with Daihatsu Motor Co., Ltd.

If you have any questions regarding the Registration Statement, please contact me at mikeda@shearman.com, +81 3 5251 1601, or Toshiro Mochizuki at toshiro.mochizuki@shearman.com, +81 3 5251 0210.

Thank you for your time and attention.

Very truly yours,

/s/ Masahisa Ikeda

Managing Partner

Masahisa Ikeda

Enclosures

cc:	Mr. Hiroyuki Kobayashi, International Taxation and Equity Management Group, Accounting Division, Toyota Motor Corporation